CUSIP NO. 61945R 100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Moscow CableCom Corp.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

61945R 100
(CUSIP Number)

Thomas A. Klee 55 Bath Crescent Lane Bloomfield, CT 060002 (860) 242-0004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2004
Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 230.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)        Name of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).
             Francis E. Baker

(2)        Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)        [  ]
            (b)        [√]

(3)        SEC Use Only

(4)        Source of Funds (See Instructions): OO

(5)        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)     [  ]

(6)        Citizenship or Place of Organization:
             Citizen of United States of America

Number of Shares        (7)        Sole Voting Power:________________________________21,855
Beneficially Owned       (8)        Shared Voting Power:___________________________4,760,123
By Each Reporting        (9)        Sole Dispositive Power:__________________________4,781,978
Person With                 (10)      Shared Dispositive Power:_______________________________0

(11)          Aggregate Amount Beneficially Owned by Each Reporting
                Person:
                4,781,978 Shares

(12)      Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions):    [  ]

(13)       Percent of Class Represented by Amount in Row (11): 54.2%

(14)     Type of Reporting Person (See Instructions):
            IN

(1)       Name of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
            Oliver R. Grace, Jr.

(2)        Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)        [  ]
            (b)        [√]

(3)        SEC Use Only

(4)        Source of Funds (See Instructions): OO

(5)        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  [   ]

(6)        Citizenship or Place of Organization:
            Citizen of United States of America

Number of Shares        (7)        Sole Voting Power:_______________________________694,427
Beneficially Owned       (8)        Shared Voting Power:___________________________4,760,124
By Each Reporting        (9)        Sole Dispositive Power:______________________ ___5,454,551
Person With                 (10)      Shared Dispositive Power:_______________________________0

(11)     Aggregate Amount Beneficially Owned by Each Reporting
            Person:
            5,454,551

(12)      Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares (See Instructions):   [  ]

(13)      Percent of Class Represented by Amount in Row (11): 61.4%

(14)     Type of Reporting Person (See Instructions):
            IN

This Amendment No.1 to Schedule 13D (the "Amendment") amends the Schedule 13D filed by Francis E. Baker and Oliver R. Grace, Jr. on March 4, 2004 (the "Schedule 13D").

Item 1.             Security and Issuer.

This Statement relates to the common stock, par value $.01 per share (the "Common Stock") of Moscow CableCom Corp. (formerly Andersen Group, Inc.), a Delaware corporation (the "Issuer"), whose principal executive offices are located at 405 Park Avenue, Suite 1202, New York, NY 10022.

Item 2.             Identity and Background.

This Statement is being filed by Francis E. Baker and Oliver R. Grace, Jr.

(a)                Name:  Francis E. Baker ("Baker").
(b)               Business Address:  5 Waterside Crossing, Windsor CT, 06095.
(c)                Present Principal Occupation: Secretary and a director of the Issuer.
(d)               During the past five years, Mr. Baker not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)                During the past five years, Mr. Baker has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Baker was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)                 Citizen of the United States of America.

(a)                Name:  Oliver R. Grace, Jr. ("Grace").
(b)               Business Address: 55 Brookville Road, Glen Head, NY 11545.
(c)                Present Principal Occupation: Chairman, President, Chief Executive Officer and a director of the Issuer.
(d)               During the past five years, Mr. Grace not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)                During the past five years, Mr. Grace has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Grace was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)                 Citizen of the United States of America.

Item 3.             Source and Amount of Funds or Other Consideration.

Of the securities reported in Item 5 below, Messrs. Baker and Grace acquired beneficial ownership of 220,879 shares on September 20, 2004 pursuant to the terms of the COMCOR Voting Agreement described in Item 6 below.  No money was paid by Messrs. Baker and Grace in connection with acquiring beneficial ownership of such shares.

Item 4.             Purpose of Transaction.

Messrs. Baker and Grace acquired the securities reported in Item 5 over which they have sole voting and sole dispositive power for investment purposes.

Except as described in Item 6 below, Messrs. Baker and Grace have no present plans or proposals which relate to or would result in any of the following:  (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.             Interest in Securities of the Issuer.

(a)  Aggregate number and percentage of Common Stock beneficially owned as of the date hereof:

Mr. Baker beneficially owns in the aggregate 4,781,978 shares of Common Stock, or approximately 54.2% of the outstanding shares of Common Stock and Mr. Grace beneficially owns in the aggregate 5,454,551 shares of Common Stock, or approximately 61.4% of the outstanding shares of Common Stock.

(b)     Sole and shared voting power and sole and shared dispositive power.

	Sole Power to Vote or Direct the Vote(1)	Shared Power to Vote or Direct the Vote(2)(3)	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Mr. Baker	21,855	4,760,123	4,781,978	0
Mr. Grace	694,427	4,760,124	5,454,551	0

(1)       Includes, with respect to Mr. Baker, 21,855 shares of Common Stock and, with respect to Mr. Grace, 82,585 shares of Common Stock that are deemed beneficially owned within the meaning of Rule 13d-3(d)(1) of the Exchange Act because such shares may be acquired by Mr. Baker or Mr. Grace, as the case may be, within sixty days of the date of this filing through the exercise of an option, warrant, or right or through the conversion of another security of the Issuer.  The power to vote or to direct the vote as to these shares of Common Stock, and in the case of Mr. Grace, an additional 611,843 shares of Common Stock, is not shared under the "COMCOR Voting Agreement" or the "CNI Voting Agreement" (as defined and described in Item 6 below).  Mr. Baker also has sole voting power with respect to an additional 166,550 shares of Common Stock and Mr. Grace has sole voting power with respect to an additional 384,944 shares of Common Stock to the extent that such shares of Common Stock are voted with respect to matters not encompassed by the COMCOR Voting Agreement or the CNI Voting Agreement.  For a description of the matters encompassed by the COMCOR Voting Agreement and the CNI Voting Agreement, see Item 6 below.

(2)       Includes, with respect to Mr. Baker, 166,550 shares of Common Stock and, with respect to Mr. Grace, 384,944 shares of Common Stock, beneficially owned by Mr. Baker or Mr. Grace, as the case may be, to the extent that such shares of Common Stock are voted with respect to matters encompassed by the COMCOR Voting Agreement or the CNI Voting Agreement.  For a description of the matters encompassed by the COMCOR Voting Agreement and the CNI Voting Agreement, see Item 6 below.

(3)       Includes 4,220,879 shares of Common Stock held by COMCOR.  See "COMCOR Voting Agreement" in Item 6 below.

(c)      Transactions effected during the past sixty days.

Other than the shares of Common Stock of the Issuer that Messrs. Baker and Grace acquired as described in Item 3 above, there were no transactions by Mr. Baker or Mr. Grace in the Issuer's Common Stock during the sixty days prior to September 20, 2004, other than the receipt by Mr. Grace of a stock award from the Issuer of 12,000 shares of Common Stock on August 15, 2004.

(d)               No person other than Messrs. Baker and Grace is known to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer included in Item 5(a) above.

(e)                Date on which Messrs. Baker and Grace ceased to be the beneficial owners of more than 5% of the Common Stock of the Issuer:  Not Applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

COMCOR Voting Agreement.  Messrs. Baker and Grace, Moskovskaya Telecommunikatsionnaya Corporatsiya ("COMCOR") and the Issuer are parties to a Voting Agreement made and entered into as of February 23, 2004 (the "COMCOR Voting Agreement"), which is attached as Exhibit 2 to the Schedule 13D and incorporated herein by reference.  The COMCOR Voting Agreement was entered in connection with the acquisition by the Issuer on February 24, 2004 of the shares of ZAO ComCor-TV ("CCTV") owned by COMCOR in exchange for 4,000,000 shares of Common Stock of the Issuer.

The COMCOR Voting Agreement requires COMCOR and Messrs. Baker and Grace to vote their shares in favor of causing and maintaining the size of the Company's Board of Directors at seven (7) and to vote for the three (3) nominees for the Board of Directors of the Company nominated by COMCOR and the four (4) nominees for the Board of Directors of the Company nominated by Messrs. Baker and Grace.  Currently, there are nine (9) persons serving on the Issuer's Board of Directors.  The COMCOR Voting Agreement also provides that the parties thereto will vote their shares together in the manner unanimously agreed among them on certain fundamental corporate transactions, or to abstain from voting if they have not unanimously agreed on how to vote their shares on such matters.

The COMCOR Voting Agreement terminates pursuant to its terms on the earlier of: (a) the mutual agreement of COMCOR and Messrs. Baker and Grace to terminate the Voting Agreement; (b) COMCOR's percentage ownership of the Issuer's Common Stock falling below 5% of the outstanding Common Stock; (c) Messrs. Baker and Grace's joint percentage ownership of the Issuer's Common Stock falling below 5% of the outstanding Common Stock; (d) the execution of a New Voting Agreement (defined as a new voting agreement that may be signed when third party financing is arranged for the Issuer that calls for the issuance of at least 10% of the Issuer's then issued and outstanding stock); or (e) December 31, 2006.

COMCOR, Mr. Baker and Mr. Grace have entered a Termination Agreement dated August 26, 2004 (the "Termination Agreement"), a copy of which is attached as Exhibit 1 to this Amendment and which is incorporated herein by reference.  The Termination Agreement provides that if the transactions contemplated in the Series B Subscription Agreement, as defined and described under "CNI Voting Agreements" 6 below, are consummated as planned, the COMCOR Voting Agreement will terminate.

On September 20, 2004, the Issuer issued 220,879 shares of its Common Stock to COMCOR in exchange for 2,121 shares of the preferred stock of CCTV which COMCOR had recently acquired in satisfaction of a liability of CCTV to COMCOR of approximately $1,380,000.  Such shares became subject to the COMCOR Voting Agreement upon their issuance.

Each of Messrs. Baker and Grace and the Issuer have entered an Amended and Restated Registration Rights Agreement as of the first day of July 2002 (the "MBC Registration Rights Agreement"), which is attached as Exhibit 3 to the Schedule 13D and incorporated herein by reference.  The MBC Registration Rights Agreement gives Messrs. Baker and Grace and other parties to the MBC Registration Rights Agreement certain rights to require the Issuer to register for resale under the Securities Act of 1933 the shares of the Issuer acquired by them in the MBC Share Acquisition.  Neither of Messrs. Baker and Grace has any present plans as to the timing, manner and/or amount of any sales upon effectiveness of such a registration statement.

CNI Voting Agreements.  On August 26, 2004, the Issuer and Columbus Nova Investments VIII Ltd., a Bahamian company ("CNI"), entered into a Series B Convertible Preferred Stock Subscription Agreement (the "Series B Subscription Agreement"), a copy of which is attached as Exhibit 2 to this Amendment and which is incorporated herein by reference.  The Series B Subscription Agreement is subject, among other things, to approval by the stockholders of the Issuer.  If the transactions contemplated in the Series B Subscription Agreement are consummated as planned, among other matters, (a) CNI will purchase from the issuer 4,500,000 shares of Series B Preferred Stock; (b) the issuer will issue to CNI warrants to purchase an additional 8,283,000 shares of Preferred Stock pursuant to a warrant agreement to be entered into by the issuer and CNI concurrently with the closing of the transactions contemplated by the Series B Subscription Agreement; and (c) certain related transactions.

In order to facilitate the consummation of the transactions contemplated by the Series B Subscription Agreement, CNI and Mr. Baker and CNI and Mr. Grace entered into separate voting agreements dated August 26, 2004 (the "CNI Voting Agreements") copies of which are attached as Exhibit 3 and Exhibit 4, respectively, to this Amendment and which are incorporated herein by reference.  CNI did not pay Mr. Baker or Mr. Grace any money in connection with the execution and delivery of the CNI Voting Agreements.  Under the CNI Voting Agreements, Mr. Baker has agreed to vote 134,301 shares of Common Stock beneficially owned by him and Mr. Grace has agreed to vote 183,486 shares of Common Stock beneficially owned by him in favor of any matter that could reasonably be expected to facilitate the transactions contemplated in the Series B Subscription Agreement, including (a) the amendment of the Issuer's Certificate of Incorporation to permit the issuance of the Series B Preferred Stock and the Common Stock issuable upon its conversion and (b) the amendment of the Issuer's 2003 Stock Option Plan to permit the issuance of certain stock options contemplated by the Series B Subscription Agreement.  Under the CNI Voting Agreements, Messrs. Baker and Grace each have also agreed to vote such shares beneficially owned by them against approval of any proposal made in opposition to, or in competition with, the consummation of the transactions contemplated by the Series B Subscription Agreement and against any other action that is intended, or could be reasonably be expected, to impede, interfere with, delay, postpone, discourage, or adversely affect such transactions.  Messrs. Baker and Grace have each granted CNI an irrevocable proxy to vote such shares of Common Stock beneficially owned by them as described in the preceding sentences.  In addition, Messrs. Baker and Grace have each agreed to refrain from transferring any of such shares of Common Stock beneficially owned by them without the prior consent of CNI, other than to specified related transferees that agree to be bound by the respective CNI Voting Agreements.  The CNI Voting Agreements will each terminate upon the earliest to occur of (a) the valid termination of the Series B Subscription Agreement in accordance with its terms, (b) the consummation of the transactions contemplated in the Series B Subscription Agreement, (c) February 28, 2005, or (d) the written agreement of CNI and Mr. Baker and Mr. Grace, respectively, to that effect.

Item 7.             Material to be Filed as Exhibits.

Exhibit 1.          Termination Agreement by and between Moskovskaya Telecommunikatsionnaya Corporatsiya, Oliver Grace, Jr.,
                         Frances E. Baker and Moscow CableCom Corp., dated August 26, 2004.

Exhibit 2.          Series B Convertible Preferred Stock Subscription Agreement by and between Moscow CableCom Corp. and
                        Columbus Nova Investments VIII Ltd., dated August 26, 2004.

Exhibit 3.          Voting Agreement between Frances E. Baker and Columbus Nova Investments VIII Ltd., dated August 26, 2004.

Exhibit 4.          Voting Agreement between Oliver Grace Jr. and Columbus Nova Investments VIII Ltd., dated August 26, 2004.

SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2004

                                                                        /s/ Francis E. Baker
                                                                        Francis E. Baker

                                                                        /s/ Oliver R. Grace, Jr.
                                                                        Oliver R. Grace, Jr.